

February 2, 2018

Via E-mail
David Wolfin
Chief Executive Officer
Avino Silver & Gold Mines Ltd.
570 Granville Street, Suite 900
Vancouver, British Columbia
V6C 3P1, Canada

    Re: **Avino Silver & Gold Mines Ltd.**
             Form 20-F for Fiscal Year Ended December 31, 2016
             Response dated January 5, 2018
             File No. 001-35254

Dear Mr. Wolfin:

We have reviewed your January 5, 2018 response to our comments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Item 18. Financial Statements
Note 3. Significant Accounting Policies
Plant, Equipment, and Mining Properties, page 118

1. We read your response to comment 2. For your assets using a 20-year useful life, please provide us with a description of the assets placed in service by date with the dollar amount capitalized. In addition, provide us a detailed discussion of the specific factors that reliably supported 20 years as the expected usage of these assets, both when the assets were placed in service and over their useful lives (at each financial year end). Also, tell us the estimated remaining life of each mine as of each date. Refer to paragraphs 60 and 61 of IAS 16.

Note 8. Exploration and Evaluation Assets, page 125

2. We read your response to comment 3. Please tell us in detail as of each balance sheet date in the three fiscal years ended December 31, 2016, and the most recent 2017 balance sheet available, each type of amount included in exploration and evaluation assets and related amount. Also, explain to us your basis under IFRS 6 for including each type of amount. To the extent development-type costs were included, present them separately and explain how you considered the specific prohibition in paragraph 10 of IFRS 6. Note that your mining stage is not relevant to whether you are incurring development-type costs. As it relates to the Avino mine, please also present redevelopment costs associated with returning that mine to its historical level of production as a separate component of development costs and explain why these costs were appropriate to include under IFRS 6, rather than being expensed or considered for capitalization under IAS 16 and/or IAS 38, if appropriate. In addition, present the amounts of any revenue, costs associated with revenue and mine start-up costs separately and explain your IFRS 6 basis for their inclusion. To the extent that you no longer believe the amounts included in IFRS 6 assets are appropriate, also tell us the revisions you propose to make.

3. During our phone conference on January 25, 2018, you stated that you were unable to establish commercial viability prior to production and, therefore, you are never in the development stage. Please tell us the factors that you consider to determine whether commercial viability is demonstrable and explain how you make decisions (e.g., the process, information available and who decides) to:
   - build out your mines (and incur significant development-type costs), and
   - move into production.

   Also, explain in detail your business reasons for deciding to incur significant costs building out mines, if you are unable to establish their commercial viability prior to production. Refer to paragraph 17 of IFRS 6.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining